UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-34656

Huazhu Group Limited
(Translation of registrant's name into English)

No. 2266 Hongqiao Road
Changning District
Shanghai 200336
People's Republic of China
(86) 21 6195-2011
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huazhu Group Limited
(Registrant)

Date: April 24, 2020	By: /s/ Qi Ji
Name: Qi Ji
Title: Executive Chairman of the Board of Directors, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Huazhu Group Limited Announces Leverage Covenant Waiver for Existing Syndication Loan and Preliminary Results for Hotel Operations in the First Quarter of 2020